Exhibit 99.B(a)(8)

CERTIFICATE OF AMENDMENT

OF

PILGRIM FUNDS TRUST

This Certificate of Amendment (“Certificate”) is filed in accordance with the provisions of the Delaware Business Trust Act (Del. Code Ann. tit. 12, sections 3801 et seq.) and sets forth the following:

1.                                      The name of the Trust is:  Pilgrim Funds Trust (“Trust”).

2.                                      Paragraph 2 of the Certificate of Trust is hereby amended to read in full as follows:  The name and business address of the registered agent is:  The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801.

3.                                      This certificate is effective upon filing.

IN WITNESS WHEREOF, the undersigned, being a Trustee of the Trust, has duly executed this Certificate of Amendment of Pilgrim Funds Trust on this 17th day of December, 2001.

/s/ Jock Patton
Jock Patton, Trustee